Expense Information

as of June 30, 2009

Dodge & Cox Income Fund

Shareholder Transaction Expenses	
Sales Load Imposed on Purchases	None
Sales Load Imposed on Reinvested Distributions	None
Deferred Sales Load	None
Redemption Fees	None
Exchange Fee	None

Annual Fund Operating Expenses	*(as a percentage of average net assets)*
Management Fees	.40%
Distribution Fees	None
Other Expenses	.04%
Total Fund Operating Expenses (1/1/09 to 6/30/09, annualized)	.44%

Example: A shareholder would pay the following expenses on a $10,000 investment, assuming (1) 5% annual return (2) redemption at the end of each time period and (3) the Fund's operating expenses remain the same:

Time Period	*1 Year*	*3 Years*	*5 Years*	*10 Years*
Expenses	$45	$141	$246	$555

This example should not be considered a representation of actual past or future expenses or performance. Actual expenses may be greater or less than shown.

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.